
June 18, 2007

By Facsimile (617) 951-7050 and U.S. Mail

Keith Higgins, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110

Re: Biogen Idec Inc.
Schedule TO-C, filed May 30, 2007
Schedule TO-I, filed May 30, 2007
File No. 005-42028

Dear Mr. Higgins:

We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1. We note that Biogen Idec's common stock has recently traded at a premium to the base price offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

Summary Term Sheet, page ii

2. We note that the tender offer is conditioned on the determination by the issuer that the

consummation of the offer will not cause the stock to be delisted. Please tell us whether the offer is a first step in a going private transaction.

What are the significant conditions to the offer? page v

3. Please advise us whether the issuer believes a material change in the offer occurs when the financing condition is satisfied. To the extent that the issuer does believe a material change occurs upon satisfaction of the financing condition, please confirm that five business days will remain in the offer.

How will the offer affect…record holders of Biogen Idec? Page v

4. Revise this section to include the information that until the company has agreed to final borrowing terms with its lenders, it is not possible to determine the precise effect that the borrowing and the issuer tender offer will have on the company and its shareholders.

Important Procedures, page ix

5. In light of the opportunity given to security holders who may "check the box" to indicate they are willing to tender their shares at any price at or above the minimum, include disclosure in a revised Schedule TO which explains the feature to have the price paid pursuant to the offer may have the effect of decreasing the price at which any securities will be purchased. At present, the disclosure only indicates that this election could result in the shares being accepted for payment at the minimum price.

Withdrawal Rights, page 11

6. We note that participating shareholders may tender shares at different prices if they submit separate letters of transmittal. Expand to address whether holders who tendered at different prices or with separate letters of transmittal must submit separate withdrawal forms.

7. We note the disclosure that you may delay acceptance for payment "in order to comply…with any applicable law." This does not appear to be consistent with Rule 14e-1(c). Please revise.

Certain United States Federal Income Tax Consequences, page 12

8. You are required to address the material federal tax consequences of your transaction. See Item 1004(a)(1)(xii). In this regard, delete the word "Certain" from your caption and your disclosure.

Conditions of the Offer, page 26

9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

   - Condition (2), which conditions the offer on whether any "action" has been "threatened" by any person that may "materially affect the business or condition…of us or our subsidiaries" and
   - Condition (6) which referenced any national or international crisis affecting the US.

10. Revise condition (2) to clarify whether you mean all material effects, or only negative material effects.

11. Revise the final paragraph of this section to eliminate the reference to actions or inaction by the bidder.

12. We note the language that any determination by Biogen concerning the events described in the conditions "will be final and binding upon all parties." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge Biogen's determinations.

13. Conditions to the offer, other than any dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. This section improperly indicates that offer conditions may be asserted up until the time payment is made for the shares. Please revise.

Letter of Transmittal

14. Revise the letter of transmittal to delete the statement that the shareholder has read and understood the terms of the offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please direct any questions to my colleague, Nick Panos, at (202) 551-3266. You may also contact Nick via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions